

ENERNORTH INDUSTRIES INC.

March 24, 2005

Via Facsimile (202) 942-9528 and mail

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
20549-0405

Re: EnerNorth Industries Inc.
Form 20-F, filed October 20, 2004.
File No. 0-29586
(Amendment to Letter dated February 18, 2005)

Dear Mr. Schwall:

Further to my discussion with Tracie Towner on Monday March 21, 2005, please find enclosed as Exhibit A the proposed change to Note 21 of our June 30, 2004 Audited Financial Statements.

Once you have had the opportunity to review the attached Exhibit A and the information provided in my letter of February 18, 2005, please advise if me if our proposed changes to our Audited Financial Statements and Form 20-F for the year ended June 30, 2004 are satisfactory.

Upon receipt of your approval we shall amend our June 30, 2004, Form 20-F filing. If you require additional information, please do not hesitate to contact the undersigned.
A copy of this letter have been forwarded to the Company's audit committee and the Company's auditor, BDO Dunwoody LLP. If you have further questions or wish to clarify anything mentioned above, please do not hesitate to contact the undersigned.

Sincerely,

EnerNorth Industries Inc.

Scott T. Hargreaves, CFA, CA
Chief Financial Officer

cc. Audit Committee of EnerNorth Industries Inc.
    BDO Dunwoody LLP
    BDO Seidman LLP

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada Tel: 416.861.1484 Fax: 416.861.9623 website: www.enernorth.com

CF1-00010040

Exhibit A

21. Oakwell Claim Payable

On August 28, 2002, Oakwell Engineering Limited ("Oakwell"), a company incorporated in the Republic of Singapore, which was the former joint venturer with the Company in the Project referred to in Note 2, pursuant to a Settlement Agreement (the "Agreement") dated December 29, 1998 filed a Writ of Summons against the Company. Oakwell's claim was for the sum of US$2,790,000 and an amount equivalent to 6.25% of the actual cash flow available for foreign repatriation from the KEOPL project for the first five year period after the commercial operation date of the Project.

On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell US$5,657,000 (approximately CAD $7,580,000) plus costs (the "Judgment"). The Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court dismissed the appeal on April 27, 2004. The Court of Appeal is the final Court of Appeal for Singapore.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario seeking to enforce the Judgment in Ontario. The hearing of that Application has been scheduled for December 6, 2004.

The Company is of the view that the Judgment was improperly granted against it and is vigorously defending the Application to prevent the enforcement of the Judgment in Ontario. The Company has provided a substantive response to the application and has brought its own application against Oakwell for a declaration that the Judgment is unenforceable in the Province of Ontario.

If the Judgment is enforced in Ontario, the Company's financial condition would be materially and adversely affected.

A provision of CAD $7,915,681 has been made to these financial statements in relation to the Judgment.

OK